SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended April 1, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

THE M PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

27 Farm Street

London, United Kingdom, W1J5RJ

THE M PLAN

*	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of

The M Plan

We have audited the accompanying statements of net assets available for benefits of The M Plan (the “Plan”) as of April 1, 2016 and December 31, 2015, and the related statement of changes in net assets available for benefits for the period from January 1, 2016 to April 1, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 1, 2016 and December 31, 2015, and the changes in net assets available for benefits for the period from January 1, 2016 to April 1, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Part IV, line 4i - Schedule of Assets (Held at End of Period) - April 1, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’S, P.C.

Valhalla, New York

September 23, 2016

THE M PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

APRIL 1, 2016 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2015

	2016	2015
ASSETS

Investments, at fair value	$—	$261,698,259

Receivables:
Employer contributions	—	6,355,902
Notes receivable from participants	—	3,509,472

Total receivables	—	9,865,374

NET ASSETS AVAILABLE FOR BENEFITS	$—	$271,563,633

See accompanying notes to the financial statements.

THE M PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE PERIOD FROM JANUARY 1, 2016 TO APRIL 1, 2016 (DATE OF ASSET TRANSFER)

ADDITIONS:

Net investment income:
Interest and dividend income	$537,889
Net depreciation in fair value of investments	(96,279)

Net investment income	441,610

Interest income on notes receivable from participants	21,603

Contributions:
Participant contributions	4,767,445
Employer contributions	1,351,981
Rollover contributions	1,309,258

Total contributions	7,428,684

Total additions	7,891,897

DEDUCTIONS:
Benefits paid to participants	6,987,417
Net assets transferred out	272,249,422
Administrative expenses	218,691

Total deductions	279,455,530

DECREASE IN NET ASSETS	(271,563,633)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	271,563,633

End of year	$—

See accompanying notes to the financial statements.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF APRIL 1, 2016 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2015

1.	DESCRIPTION OF THE PLAN

The following description of The M Plan (the “Plan”), as amended and restated effective January 1, 2010, is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Mercer HR Services, LLC (“Trustee”) is the Trustee and Recordkeeper of the Plan.

The Plan was established effective January 1, 2001. Effective August 1, 2003, the Plan name was changed from the “MyShare Retirement Plan” to “The M Plan.” The Plan is a defined contribution 401(k) plan sponsored by GroupM Worldwide, LLC (the “Company”), a wholly-owned subsidiary of WPP plc. The Plan covers substantially all employees of GroupM Worldwide, LLC, Mindshare USA, LLC, MAXUS Communications, LLC, Mediaedge:CIA, LLC, Mediacom Worldwide, LLC, ESP Properties LLC, Catalyst Online, LLC, The Midas Exchange, Inc., Xaxis, Inc., Metavision Media LLC, MSIX Communications LLC, Action Exchange Inc., Medialets WW LLC, and Gain Theory LLC (each an indirect wholly-owned subsidiary of WPP plc, each a participating “Employer” and collectively the participating “Employers”), who have attained age 18. The Retirement Plan Committee of the Company controls and manages the operation and administration of the Plan.

Effective April 1, 2016, the Company became a participating employer in the Savings and Investment Plan (“SIP”), a plan sponsored by WPP Group, USA, Inc. (“WPP”). All assets of the Plan representing all participant account balances were transferred to the SIP on April 1, 2016.

Contributions/Eligibility

Deferred Contributions

Participants may contribute up to 50% of their pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

For Plan years 2016 and 2015, eligible compensation is limited to $265,000.

Matching Contributions

The Company and each participating Employer may contribute a matching contribution equal to 50% of the first 6% of compensation that a participant contributes to the Plan. Additional matching contributions may be contributed at the discretion of each participating Employer. All contributions are subject to Internal Revenue Code (“IRC”) limitations.

Catch-up Contributions

Participating employees who have attained age 50 may contribute an additional percentage of eligible compensation as catch-up contributions (up to the annual federal dollar limit for these contributions).

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF APRIL 1, 2016 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2015

1.	DESCRIPTION OF THE PLAN – (continued)

Profit Sharing Contributions

Each year the Company and each participating Employer, at its discretion, may contribute a profit sharing contribution. A participant is eligible to participate in the profit sharing contribution component of the Plan on the first day of the month following one year of continuous service, and a participant must be employed on the last day of the Plan year in order to receive the profit sharing contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Employer’s matching and profit sharing contributions, and investment earnings. Individual accounts are charged with withdrawals, Plan losses and an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investments

Participants direct the investment of their account balances from among various investment options offered under the Plan. The Plan offered a number of mutual funds, a common collective trust fund, and a WPP Stock Fund, which invests in American Depositary Shares of WPP plc (“WPP plc ADSs”).

Vesting

Participants are vested immediately in their own contributions plus actual earnings thereon. Participants are 100% vested in both their profit sharing contributions and matching contributions after 3 years of service.

Forfeited Accounts

At December 31, 2015, forfeited non-vested amounts totaled approximately $1,051,000. In accordance with Plan provisions, these amounts may be used to reduce Company contributions (Profit Sharing or Matching) or Plan expenses. During the period ended April 1, 2016, forfeitures of $180,504 were used to fund a portion of the 2015 matching contributions. Forfeitures of $1,056,058 were transferred to the SIP on April 1, 2016, which were included in net assets transferred out in the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance. The notes are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator.

Payment of Benefits

Upon termination of employment due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not exceeding the life expectancy of the participant or the participant’s designated beneficiary. The Company may distribute participant account balances in a lump-sum without consent to terminated participants whose vested account balances are $1,000 or less.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF APRIL 1, 2016 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2015

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged directly to the borrowing participant’s account and are included in administrative expenses when incurred. No allowance for credit losses has been recorded as of April 1, 2016 and December 31, 2015. If a participant does not make note repayments and the Plan Administrator considers the participant note to be in default, the note balance is reduced, and the delinquent participant note receivable is recorded as a benefit payment based on the terms of the Plan document.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions. There were no excess contributions for the period ended April 1, 2016 or for the year ended December 31, 2015.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation/depreciation of fair value of investments.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF APRIL 1, 2016 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2015

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Subsequent Events

The Plan’s management evaluated subsequent events through September 23, 2016, the date the financial statements were available to be issued, and no additional disclosures were required.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under the FASB Accounting Standards Codification (ASC) 820 are described as follows: Level 1 inputs consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access; Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or other inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. Level 3 inputs are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value.

Mutual Funds

The mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

WPP Stock Fund

The fair value of the WPP Stock Fund is based on quoted NAV’s of the shares held by the Plan at year-end.

The Morley Stable Value Fund

The Morley Stable Value Fund (“MSVF”), a common collective trust, invests directly or indirectly in fully benefit–responsive investment contracts. The MSVF is valued at the NAV as provided by the trustee, which is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the MSVF, the issuer reserves the right to temporarily delay withdrawal from the MSVF in order to ensure that securities liquidations will be carried out in an orderly business manner. The MSVF, included in the fair value hierarchy table below, files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity. Accordingly, certain disclosure requirements under ASU-2015-12 with respect to investments strategies for investments measured using the net asset value practical expedient are not required in this report.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF APRIL 1, 2016 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2015

3.	FAIR VALUE MEASUREMENTS – (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015. There were no assets held at April 1, 2016.

	Investments at Fair Value as of December 31, 2015
	Level 1	Total

Mutual funds	$229,830,532	$229,830,532
WPP Stock Fund	7,305,794	7,305,794
Cash	6,241	6,241

Total investments in the fair value hierarchy	237,142,567	237,142,567

Investment in the Morley Stable Value Fund	—	24,555,692

Investments at fair value	$237,142,567	$261,698,259

Gains and losses included in changes in net assets available for benefits for the period ended April 1, 2016 are reported in net appreciation/depreciation in fair value of investments.

Investments Measured at Fair Value Using the Practical Expedient

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient for the MSVF as of December 31, 2015. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

As of December 31, 2015
Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
$24,555,692	Not applicable	Daily	12 months

4.	TAX STATUS

The IRS has determined and informed the Company by a letter dated August 1, 2012, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related Trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF APRIL 1, 2016 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2015

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides participants the option to invest in the WPP Stock Fund, a party-in-interest. At December 31, 2015 the Plan held 63,673 WPP Group plc ADSs in the WPP Stock Fund valued at $7,305,794. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

Fees incurred by the Plan for the investment management services from the Trustee were $218,691 for the period ended April 1, 2016.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.	NET ASSET TRANSFERS

On April 1, 2016, all assets of the Plan, representing all participant account balances in the amount of $272,249,422, were transferred out to the SIP, a tax-qualified retirement plan sponsored by an affiliate of the Plan sponsor.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015, to IRS Form 5500:

2015
Net assets available for benefits per financial statements	$271,563,633
Employer contributions receivable	(6,355,902)
Deemed loans	(28,999)

Net assets available for benefits per IRS Form 5500	$265,178,732

*****

EIN: 52-2228835	THE M PLAN
PN:001
Form 5500, Schedule H, Part IV, line 4i - Schedule of Assets (Held at End of Period) April 1, 2016

(c) Description of Investment,
	(b)	Including Maturity Date, Rate		(e)
	Identity of Issue, Borrower,	of Interest, Collateral, Par	(d)	Current
(a)	Lessor or Similar Party	or Maturity Value	Cost	Value

NO ASSETS WERE HELD IN THE PLAN AT THE END OF THE PERIOD

	Total Assets Held at End of Period			$—

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE M PLAN

Date: September 23, 2016	By:	/s/ Timothy P. Cecere
	Name:	Timothy P. Cecere
	Title:	Chief Talent Officer/
HR Director Worldwide

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm